03002165

UF3-5-03

SO 3/6/03

UNITED STATES
URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2001
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING MAR - 3 2003 WASH. D.C. 181 SECTION

SEC FILE NUMBER
8- 36213

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Travis Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

39 Market Street, Suite 200
(No. and Street)

Salt Lake City	UT	84101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Elliot R. Travis (801) 355-4321
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lake, Hill & Myers
(Name – *if individual, state last, first, middle name*)

6695 South 1300 East	Salt Lake City	UT	84121
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/19/2003

OATH OR AFFIRMATION

I, Elliot R. Travis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Travis Capital, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRAVIS CAPITAL, INC.
(A WHOLLY-OWNED SUBSIDIARY OF TRAVIS AND COMPANY)

FINANCIAL STATEMENTS WITH SUPPLEMENTAL INFORMATION

DECEMBER 31, 2002 and 2001

CONTENTS

▶ Lake, Hill & Myers

A PROFESSIONAL CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS

6695 South 1300 East
Salt Lake City, Utah 84121
Voice: (801) 947-7500 Fax: (801) 947-7609

INDEPENDENT ACCOUNTANTS' REPORT

February 26, 2003

To the Board of Directors of
Travis Capital, Inc.

We have audited the accompanying balance sheet of Travis Capital, Inc. (a wholly-owned subsidiary of Travis and Company) as of December 31, 2002 and 2001 and the related statements of operations, shareholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Travis Capital, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purposes of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule's I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lake, Hill & Myers

TRAVIS CAPITAL, INC.

BALANCE SHEET

	December 31, 2002	December 31, 2001
ASSETS		
Cash	$ 14,105	$ 21,752
Receivable from clients	12,913	12,590
Other receivable	-	5,000
Due from parent - income tax allocation	407	407
Office equipment, net of accumulated depreciation of $34,298 and $32,490, respectively	1,438	3,246
Other assets	1,032	1,032
	$ 29,895	$ 44,027
LIABILITIES AND SHAREHOLDER'S EQUITY		
Liabilities:		
Income taxes payable	$ 100	$ -
Deferred income taxes payable	2,169	2,107
Total liabilities	2,269	2,107
Shareholder's Equity:		
Common stock, no par value, 100,000 shares authorized, 39,400 shares issued and outstanding	88,899	88,899
Additional paid-in capital	143,163	158,163
Accumulated deficit	(204,436)	(205,142)
Total shareholder's equity	27,626	41,920
	$ 29,895	$ 44,027

The accompanying notes to financial statements are an integral part of these financial statements.

TRAVIS CAPITAL, INC.

STATEMENT OF OPERATIONS

	Year ended December 31, 2002	Year ended December 31, 2001
Revenues:		
Commissions and fees	$ 65,996	$ 61,871
Other income	256	754
Total revenues	66,252	62,625
Expenses:		
Payroll and related costs	7,050	28,347
Bad debt expense	1,767	-
Rent	-	6,300
Contracted services	46,948	13,394
Other	9,619	18,678
	65,384	66,719
Income (loss) before income taxes	868	(4,094)
Income tax (expense) benefit	(162)	620
Net income (loss)	$ 706	$ (3,474)

The accompanying notes to financial statements are an integral part of these financial statements.

TRAVIS CAPITAL, INC.

STATEMENT OF SHAREHOLDER'S EQUITY

	Common Stock		Additional Paid-in	Retained Earnings	
	Shares	Amounts	Capital	(Deficit)	Total
Balance, December 31, 2000	39,400	$88,899	$172,783	$(201,668)	$ 60,014
Contribution of capital	-	-	10,000	-	10,000
Distribution of capital	-	-	(24,620)	-	(24,620)
Net loss	-	-	-	(3,474)	(3,474)
Balance, December 31, 2001	39,400	88,899	158,163	(205,142)	41,920
Distribution of capital	-	-	(15,000)	-	(15,000)
Net income	-	-	-	706	706
Balance, December 31, 2002	39,400	$88,899	$143,163	$(204,436)	$ 27,626

The accompanying notes to financial statements are an integral part of these financial statements.

TRAVIS CAPITAL, INC.
STATEMENT OF CASH FLOWS

	Year ended December 31, 2002	2001
Cash flows from operating activities:		
Net income (loss)	$ 706	$(3,474)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	1,808	2,499
Changes in assets and liabilities:		
Receivable from clients, net	(323)	1,992
Other receivables	5,000	-
Due from parent - income tax allocation	-	(407)
Deferred income taxes	62	(213)
Accounts payable and accrued liabilities	100	(1,725)
Net cash provided by (used in) operating activities	7,353	(1,328)
Cash flows from financing activities:		
Distribution of additional paid-in capital	(15,000)	-
Contribution of additional paid-in capital	-	10,000
Net cash provided by (used in) financing activities	(15,000)	10,000
Net increase (decrease) in cash	(7,647)	8,672
Cash at the beginning of the year	21,752	13,080
Cash at the end of the year	$14,105	$21,752
Supplemental disclosure of cash flow information:		
Cash paid during the period for income taxes	$ -	$ -
Cash paid during the period for interest	$ -	$ -

Schedule of non-cash investing and financing activity:

2002
None.

2001
The Company distributed the amount due from parent - income tax allocation totaling $14,820 and investments totaling $9,800 to the Parent Company.

The accompanying notes to financial statements are an integral part of these financial statements.

TRAVIS CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES:

Travis Capital, Inc. (a wholly-owned subsidiary of Travis and Company) (the Company) was incorporated in the state of Utah on January 10, 1985. The Company is an investment banking and financial consulting firm focused on corporate and project finance. The Company is also registered as a securities broker under the Securities Exchange Act of 1934. The Company does not hold funds for or carry accounts of customers and, as such, believes it was exempt from the Securities and Exchange Commission's Customer Protection Rule 15c3-3 throughout 2002 and 2001. Effective, January 1, 1999, all outstanding common stock of the Company was acquired by Travis and Company, a Utah corporation.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Office equipment

Office equipment is recorded at cost. Depreciation is computed using the straight-line method based on estimated useful lives ranging from three to seven years.

Revenue recognition

Revenue from consulting services and commissions is recognized as the services are performed.

Income taxes

The Company recognizes a liability or asset for the deferred tax consequences of all temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. These temporary differences will result in taxable or deductible amounts in future years when the reported amounts of the assets or liabilities are recovered or settled. The Company is included in the consolidated tax returns of Travis and Company (the Parent Company). See Note 4 for discussion of the income tax sharing agreement with the Parent Company.

NOTE 2 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the Rule), which requires the maintenance of minimum net capital. The Company has elected to compute its net capital (as defined) in accordance with paragraph (a) (2) (vi) of the Rule, which requires that net capital be no less than 6-2/3 percent of aggregate indebtedness (as defined), and at least $5,000. Aggregate indebtedness and net capital change daily, but at December 31, 2002, the aggregate indebtedness was $2,269 and net capital was $14,005 which exceeded minimum net capital requirements by $9,005. Aggregate indebtedness was 45 percent of net capital at December 31, 2002. At December 31, 2001, the aggregate indebtedness was $2,107 and the net capital was $21,752, which exceeded minimum net capital requirements by $16,752. Aggregate indebtedness was 42 percent of net capital at December 31, 2001.

NOTE 3 - SIGNIFICANT CLIENTS:

During the year ended December 31, 2002, three clients accounted for 99 percent of revenues (each client was more than ten percent, and ranged from 11 to 50 percent). One of these clients is a related party as described in Note 5. At December 31, 2002, substantially all accounts receivable is due from one of these clients. During the year ended December 31, 2001, four clients accounted for 89 percent of revenues (each client was more than ten percent, and ranged from 17 to 27 percent). At December 31, 2001, substantially all accounts receivable is due from two of these clients.

NOTE 4 - INCOME TAXES:

The income tax (expense) benefit consists of the following:

	Year ended December 31,	
	2002	2001
Current:		
Federal	$ -	$305
State	(100)	102
	(100)	407
Deferred:		
Federal	(45)	177
State	(17)	36
	(62)	213
Income tax (expense) benefit	$(162)	$620

Deferred income taxes result from temporary differences in the recognition of revenues and expenses for income tax and financial reporting purposes. The temporary differences are related primarily to reporting on a cash basis and using accelerated deprecation rates for income tax reporting purposes.

The Company is included in the consolidated tax returns of the Parent Company. Income taxes are determined as if the Company files its own tax returns. Intercompany allocations of income tax benefit (expense) are recorded as due from (to) Parent - income tax allocation in the accompanying financial statement.

NOTE 5 - RELATED PARTY TRANSACTIONS:

During the years ended December 31, 2002 and 2001, the Company had revenues totaling $33,430 and $4,834 from a company in which the owner is also the owner of the Parent Company. This revenue is from a consulting agreement the Parent Company had with this related company beginning August 1, 1999.

NOTE 6 - REPORT ON INTERNAL CONTROL:

In accordance with certain rules of the Securities and Exchange Commission, a report on the Company's internal accounting control was furnished to the Commission. A copy of the report is available for examination at the Company's office or at the regional office of the Securities and Exchange Commission.

Schedule I

TRAVIS CAPITAL, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2002

COMPUTATION OF NET CAPITAL

Total shareholder's equity		$ 27,626
Add deferred tax liability related to accounts receivable and accrued liabilities		2,169
Less nonallowable assets and other deductions		
Accounts receivable, net	12,913	
Due from parent - income tax allocation	407	
Office equipment, net	1,438	
Other assets	1,032	
		(15,790)
Net capital		14,005
Less net capital required, the greater of 6-2/3 percent of indebtedness or minimum net capital of $5,000		(5,000)
Excess in net capital		$ 9,005

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 5,000
Percentage of aggregate indebtedness to net capital	45%
Ratio of aggregate indebtedness to net capital	.45 to 1

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities and aggregate indebtedness	$ 2,269

Schedule II

TRAVIS CAPITAL, INC.
COMPUTATION OF DETERMINATION OF
RESERVE REQUIREMENTS FOR
BROKER-DEALERS UNDER RULE 15c3-3
DECEMBER 31, 2002

The Company does not maintain customer funds or securities.

Schedule III

TRAVIS CAPITAL, INC.
RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)
DECEMBER 31, 2002

A reconciliation of the computation reflected on Schedule I and the computation previously reported by Travis Capital, Inc. is as follows:

	Ownership Equity	Nonallowable Assets	Other Allowable Credits	Net Capital
As previously reported	$ 29,596	$17,597	$2,107	$14,106
Adjustments	(1,970)	(1,807)	62	(101)
As reported herein	$ 27,626	$15,790	$2,169	$14,005

▸ Lake, Hill & Myers

A PROFESSIONAL CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS

6695 South 1300 East
Salt Lake City, Utah 84121
Voice: (801) 947-7500 Fax: (801) 947-7609

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5(d)(4)

February 26, 2003

To the Board of Directors
Travis Capital, Inc.

In planning and performing our audit of the financial statements of Travis Capital, Inc. for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Travis Capital, Inc. that we considered relevant to the objectives stated in Rule 17a-5 (g), in making periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (11) and in determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company, (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred above, errors or irregularities may occur and may not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above. In addition, no facts came to our attention indicating that the exemptive provision of Rule 15c3-3 had not been complied with during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our consideration of the internal control structure, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and is not intended to be used and should not be used by anyone other than these specified parties.

Lake, Hill & Myers